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SECURITIES A[illegible] 10035154
Wash[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CJI Capital Markets, Inc. formerly Safe Harbor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Broadway, 31st Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane (Address) **Flower Mound** (City) **Texas** (State) **75022** (Zip Code)

SEC
Mail Processing
Section

FEB 2 5 2010

Washington, DC
121

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CJI Capital Markets, Inc. formerly Safe Harbor Securities, Inc.**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

24 February 2010

Signature

Chief Operating Officer

Title

Notary Public

NANCY VILLACIS
Notary Public, State of New York
No. 01VI6102596
Qualified in Kings County
Commission Expires 12/08/2011

New York
New York

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CJI CAPITAL MARKETS, INC.

(FORMERLY SAFE HARBOR SECURITIES, INC.)

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
SUPPLEMENTARY SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11 - 12

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJI Capital Markets, Inc.

We have audited the accompanying statement of financial condition of CJI Capital Markets, Inc. formerly Safe Harbor Securities, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJI Capital Markets, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 19, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CJI CAPITAL MARKETS, INC.
FORMERLY SAFE HARBOR SECURITIES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 105,337
Commissions receivable	4,397
Prepaid expenses	16,512
Clearing deposit	100,000
Advances to sales representatives	92,142
Property and equipment, net	157,177
TOTAL ASSETS	$ 475,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 7,814

Stockholder's Equity

Common stock, 1,000,000 shares authorized of $0.01 value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	924,894
Accumulated deficit	(458,143)
TOTAL STOCKHOLDER'S EQUITY	467,751
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 475,565

See notes to financial statements.

CJI CAPITAL MARKETS, INC.
FORMERLY SAFE HARBOR SECURITIES, INC.
Statement of Income
Year Ended December 31, 2009

Revenue		
Securities commissions	$	26,633
Other revenue		983
TOTAL REVENUE		27,616
Expenses		
Professional fees		139,957
Computer/IT expense		55,787
Other expenses		42,966
Occupancy and equipment costs		34,933
Regulatory fees and expenses		14,493
Clearing charges		10,691
Communications		6,876
TOTAL EXPENSES		305,702
Net loss before other loss		(278,086)
Other loss		
Loss on disposal of property and equipment		(9,636)
NET LOSS	$	(287,722)

See notes to financial statements.

FORMERLY SAFE HARBOR SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2008	100,000	$ 1,000	$ 262,057	$ (170,421)	$ 92,636
Additional capital contributed - cash	-	-	500,000	-	500,000
Additional capital contributed - expenses paid by Parent	-	-	239,377	-	239,377
Return of capital to former shareholder	-	-	(76,540)	-	(76,540)
Net loss	-	-	-	(287,722)	(287,722)
Balances at December 31, 2009	100,000	$ 1,000	$ 924,894	$ (458,143)	$ 467,751

See notes to financial statements.

CJI CAPITAL MARKETS, INC.
FORMERLY SAFE HARBOR SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (287,722)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	5,502
Loss on disposal of propety and equipment	9,636
Expenses paid by Parent recorded as additional capital contributed	239,377
Change in assets and liabilities	
Increase in commissions receivable	(1,531)
Decrease in prepaid expenses	(15,225)
Increase in clearing deposit	(49,429)
Decrease in other assets	4,000
Increase in advances to sales representatives	(92,142)
Increase in accounts payable and accrued expenses	7,652
Net cash used in operating activities	(179,882)
Cash flows from investing activities:	
Purchase of property and equipment	(162,678)
Cash flows from financing activities:	
Additional capital contributed	500,000
Return of capital to former shareholder	(76,540)
Net cash provided by financing activities	423,460
Net increase in cash	80,900
Cash at beginning of year	24,437
Cash at end of year	$ 105,337

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Non-Cash Financing Activities:

During 2009, the Parent paid expenses on behalf of the Company totaling $239,377, and such expenses were contributed as additional capital by the Parent.

See notes to financial statements.

CJI CAPITAL MARKETS, INC.
(FORMERLY SAFE HARBOR SECURITIES, INC.)
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

CJI Capital Markets, Inc. formerly Safe Harbor Securities, Inc. (Company) was organized in August 2003 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily institutional investors located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, commissions receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by the straight line method using estimated lives of five to seven years.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2003 through December 31, 2008.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder. The Company is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $1,000 per month. The agreement also requires the Company to maintain a minimum of $100,000 as deposit in accounts with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $199,509 and $5,000, respectively. The Company's net capital ratio was 0.04 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 150,219
Machinery and equipment	12,460
	162,679
Less: Accumulated depreciation	5,502
	$ 157,177

Depreciation expense for the year was $5,502 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement with another introducing broker/dealer (See Note 2). The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has a clearing deposit and commissions receivable held by and due from its clearing broker/dealer totaling $104,397 or approximately 22% of the Company's total assets.

Note 6 - Office Lease

The Company leases office space on a month-to-month basis for a total of $6,000 per month. Office rent expense for the year was $20,679 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

The Company accepted a new shareholder in January 2010. This new shareholder purchased 24.99% of the outstanding shares of the Company for $1,000,000. As a part of the purchase agreement, the Company agreed to the following terms:

- The Company entered into a 3 year employment agreement with the new shareholder.
- In the event of the new shareholder's voluntary termination prior to July 16, 2010, the purchase price of the Repurchase Option shall be $1 million less $50,000 times the number of months elapsed from January 15, 2010 to the termination date. In the event of the new shareholder's involuntary termination without cause prior to July 16, 2010, the purchase price of the Repurchase Option shall be $1 million.
- The new shareholder has the option to cause the Company to repurchase his entire interest in the event he is terminated without cause on or after January 15, 2013.
- The Company granted the new shareholder the option to purchase shares that would result in the new shareholder increasing his ownership to 30% of the firm at the strike price of $1. The option becomes exercisable as of July 16, 2010 and will expire on the earlier of December 31, 2010, or the termination of his employment.
- The shareholder and the Corporation agree to take no actions that would cause the Corporation to be in violation of the net capital rules under the Securities Exchange Act of 1934, as amended.

The Company has evaluated subsequent events through February 19, 2010, the date which the financial statements were available to be issued

Schedule I

CJI CAPITAL MARKETS, INC.
FORMERLY SAFE HARBOR SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total stockholder's equity qualified for net capital	$ 467,751
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	2,411
Prepaid expenses	16,512
Property and equipment, net	157,177
Advance to sales representative	92,142
Total deductions and/or charges	268,242
Net Capital	$ 199,509
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 7,814
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 194,509
Ratio of aggregate indebtedness to net capital	0.04 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by CJI Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
CJI Capital Markets, Inc.

In planning and performing our audit of the financial statements of CJI Capital Markets, Inc. formerly Safe Harbor Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 19, 2010